

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

F. Brad Denardo
President & CEO
National Bankshares, Inc.
101 Hubbard Street
Blacksburg, Virginia 24060

      Re: **National Bankshares, Inc.**
           Registration Statement on Form S-4
           Filed March 28, 2024
           File No. 333-278309

Dear F. Brad Denardo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: Scott Richter, Esq.